Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

January 22, 2024

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 11272
Interest Rate Hedge Portfolio, Series 152
(the “Trust”)
CIK No. 2002148 File No. 333-276284

Dear Mr. Cowan:

We received your comment regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comment.

Comment

Portfolio

1.Please clarify the percentage of the portfolio that is invested in the assets listed in the section entitled “Additional Portfolio Contents.”

Response: With respect to the Staff’s comment, the Trust notes that the types of investments listed in the section entitled “Additional Portfolio Contents” are not necessarily sought by the Trust as a part of its investment strategy; however, the Trust expects to have exposure to such investments through the common stocks and ETFs selected for its portfolio pursuant to the investment strategy. Accordingly, the Trust’s prospectus includes risk disclosure relating to such investments and a corresponding reference to such investments in the section entitled “Additional Portfolio Contents.”

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon